

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2021

William Enright
Chief Executive Officer
Vaccitech plc
The Schrödinger Building
Heatley Road
The Oxford Science Park
Oxford OX4 4GE
United Kingdom

>   **Re: Vaccitech plc**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed April 26, 2021**
>   **File No. 333-255158**

Dear Mr. Enright:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 filed April 26, 2021

Use of Proceeds, page 95

1.   Please expand to disclose how far the proceeds from the offering will allow you to proceed with the continued development of each of your identified programs.

Financial Statements
Note 16. Subsequent Events, page F-30

2.   We note the added disclosure that it is anticipated that on April 29, 2021, in conjunction with its proposed initial public offering and pursuant to the terms of its articles of association, all of the Vaccitech plc Series A Shares and the Vaccitech plc Series B Shares will be converted into ordinary shares and deferred B shares of Vaccitech plc. On the same date, Vaccitech plc will thereafter effect a 309-for-1 stock split of Vaccitech plc's ordinary shares. Please clarify if the historical financial statements and auditor's opinion will be updated prior to effectiveness to reflect the forward stock split and tell us how your intended presentation complies with SAB Topic 4C.

     You may contact Julie Sherman at 202-551-3640 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Robert E. Puopolo, Esq.